FORM 6K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 001-09531

BBVA BANCO BHIF
(Translation of Registrant’s name into English)

Huerfanos 1234
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BBVA BANCO BHIF

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Essential Information and letters to the Stock Exchanges in Santiago, Chile about the resolutions that were adopted at the Shareholders meeting on March 17, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: March 27, 2003	By:	/s/ Ramón Monell Valls

Name: Ramón Monell Valls Title: Chief Executive Officer

Santiago, March 24, 2003
N° 059.03

Santiago Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

This is to inform you that, in a regular shareholders meeting on March 17 of this year, the shareholders of BBVA Banco BHIF adopted the following resolutions:

1. Approval of the Annual Report, the Balance Sheet, the Statement of Income and the External Auditors’ Report for the business year of January 1 to December 31, 2002.

2. Distribution of $20,228,433,512 of the profits from the 2002 business year, which total $20,254,697,960 by distributing a dividend of $56 per share, to the shareholders registered in the respective share registry book five business days prior to April 7, 2003, on which date they will be paid. In other words, the shareholders who are registered in the share registry book by the end of April 1, 2003 will have the right to the dividend payment. This payment will be made in the Preferred Client Bank at the head office of this banking institution, located at Calle Huérfanos N° 1234, Santiago. The meeting resolved to allocate the remaining $26,264,448 to the reserve fund for undistributed profit.

3. Establishment of the amount of the directors’ fees for the 2003 business year. The meeting resolved to set the following monthly fees for the board members, expressed in Unidades de Fomento [Chile’s inflation-indexed pricing unit] and payable at their equivalent in Chilean pesos on the date of payment: 500 Unidades de Fomento for the chairperson, 325 Unidades de Fomento for the vice chairperson, 250 Unidades de Fomento for each regular director and 125 Unidades de Fomento for each alternate director.

The shareholders meeting also resolved that, in the event a director receives fees for functions other than those of his or her position, or in the event that a corporation in which a director holds a majority share receives fees as a result of a contract it has signed with the Bank, the director will only receive, directly or indirectly, either his or her monthly director’s fee or the fee he or she or the company has agreed to for the function other than that of director, whichever is greater, providing the latter contract is still in effect.

4. Establishment of the fees of the Board of Directors Committee and establishment of the expense budget for the 2003 business year. The meeting resolved to set a fee of 20 Unidades de Fomento for attendance at a regular or special meeting and set an expense budget of $25,000,000.

5. Designation of External Auditors for the 2003 business year. The meeting resolved to designate Price Waterhouse Coopers Consultores, Auditores Compañía Limitada as external auditors, with Deloitte & Touche Sociedad de Auditores y Consultores Limitada as second choice, and Ernst & Young (Chile) Auditores - Consultores Limitada as third choice.

6. Designation of private risk-rating companies. The meeting resolved to designate the companies, Feller-Rate, Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada, for ongoing, continuous rating of the publicly-offered securities addressed in Law 18045, Articles 76 and 94 and in accordance with the provisions of the General Banking Act, Article 154, for the period of May 1, 2003 through April 30, 2004.

7. The meeting heard a report on the operations under Law 18046, Article 44, that took place during the 2002 business year.

8. It heard a report on the activities undertaken by the Directors Committee and the fact that this committee had no expenses for the 2002 business year.

9. It heard a report on the expenses of the board of directors for the 2002 business year.

10. Among the other matters appropriate to, and the legal responsibility of, shareholders meetings and in view of the vacancy of a regular director’s position as a result of the resignation of regular director Ignacio Sánchez-Asiaín Sanz, the meeting renewed the entire board of directors. It elected Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal as regular directors; and Carlos Area Usatorre and José Domingo Eluchans Urenda as first and second alternate director, respectively.

Lastly, it heard a report on the essential events occurring during the 2002 business year.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

Santiago, March 21, 2003
N° 060.03

Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

In compliance with the instructions given by that agency and with current legislation, I am informing you that in a regular shareholders meeting on March 17, 2003, the shareholders of BBVA Banco BHIF renewed all nine members of the bank’s board of directors. This renewal was the result of a vacancy in the position of a regular director with the acceptance of the resignation of Ignacio Sánchez-Asiaín Sanz.

The newly elected regular directors are Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal. Carlos Area Usatorre and José Domingo Eluchans Urenda were also elected to the positions of first and second alternate director, respectively.

The directors will serve three-year terms in their positions.

These events constitute essential information concerning this banking institution and will be made public through an ad to be published in the Diario La Nación newspaper on March 23 of this year.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

ITEM 1

Santiago, March 24, 2003
N° 062.03

Santiago Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

This is to inform you that, in a regular shareholders meeting on March 17 of this year, the shareholders of BBVA Banco BHIF adopted the following resolutions:

1. Approval of the Annual Report, the Balance Sheet, the Statement of Income and the External Auditors’ Report for the business year of January 1 to December 31, 2002.

2. Distribution of $20,228,433,512 of the profits from the 2002 business year, which total $20,254,697,960 by distributing a dividend of $56 per share, to the shareholders registered in the respective share registry book five business days prior to April 7, 2003, on which date they will be paid. In other words, the shareholders who are registered in the share registry book by the end of April 1, 2003 will have the right to the dividend payment. This payment will be made in the Preferred Client Bank at the head office of this banking institution, located at Calle Huérfanos N° 1234, Santiago. The meeting resolved to allocate the remaining $26,264,448 to the reserve fund for undistributed profit.

3. Establishment of the amount of the directors’ fees for the 2003 business year. The meeting resolved to set the following monthly fees for the board members, expressed in Unidades de Fomento [Chile’s inflation-indexed pricing unit] and payable at their equivalent in Chilean pesos on the date of payment: 500 Unidades de Fomento for the chairperson, 325 Unidades de Fomento for the vice chairperson, 250 Unidades de Fomento for each regular director and 125 Unidades de Fomento for each alternate director.

The shareholders meeting also resolved that, in the event a director receives fees for functions other than those of his or her position, or in the event that a corporation in which a director holds a majority share receives fees as a result of a contract it has signed with the Bank, the director will only receive, directly or indirectly, either his or her monthly director’s fee or the fee he or she or the company has agreed to for the function other than that of director, whichever is greater, providing the latter contract is still in effect.

4. Establishment of the fees of the Board of Directors Committee and establishment of the expense budget for the 2003 business year. The meeting resolved to set a fee of 20 Unidades de Fomento for attendance at a regular or special meeting and set an expense budget of $25,000,000.

5. Designation of External Auditors for the 2003 business year. The meeting resolved to designate Price Waterhouse Coopers Consultores, Auditores Compañía Limitada as external auditors, with Deloitte & Touche Sociedad de Auditores y Consultores Limitada as second choice, and Ernst & Young (Chile) Auditores - Consultores Limitada as third choice.

6. Designation of private risk-rating companies. The meeting resolved to designate the companies, Feller-Rate, Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada, for ongoing, continuous rating of the publicly-offered securities addressed in Law 18045, Articles 76 and 94 and in accordance with the provisions of the General Banking Act, Article 154, for the period of May 1, 2003 through April 30, 2004.

7. The meeting heard a report on the operations under Law 18046, Article 44, that took place during the 2002 business year.

8. It heard a report on the activities undertaken by the Directors Committee and the fact that this committee had no expenses for the 2002 business year.

9. It heard a report on the expenses of the board of directors for the 2002 business year.

10. Among the other matters appropriate to, and the legal responsibility of, shareholders meetings and in view of the vacancy of a regular director’s position as a result of the resignation of regular director Ignacio Sánchez-Asiaín Sanz, the meeting renewed the entire board of directors. It elected Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal as regular directors; and Carlos Area Usatorre and José Domingo Eluchans Urenda as first and second alternate director, respectively.

Lastly, it heard a report on the essential events occurring during the 2002 business year.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

Santiago, March 21, 2003
N° 063.03

Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

In compliance with the instructions given by that agency and with current legislation, I am informing you that in a regular shareholders meeting on March 17, 2003, the shareholders of BBVA Banco BHIF renewed all nine members of the bank’s board of directors. This renewal was the result of a vacancy in the position of a regular director with the acceptance of the resignation of Ignacio Sánchez-Asiaín Sanz.

The newly elected regular directors are Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal. Carlos Area Usatorre and José Domingo Eluchans Urenda were also elected to the positions of first and second alternate director, respectively.

The directors will serve three-year terms in their positions.

These events constitute essential information concerning this banking institution and will be made public through an ad to be published in the Diario La Nación newspaper on March 23 of this year.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

Santiago, March 21, 2003
N° 064.03

Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

In compliance with the instructions given by that agency and with current legislation, I am informing you that in a regular shareholders meeting on March 17, 2003, the shareholders of BBVA Banco BHIF renewed all nine members of the bank’s board of directors. This renewal was the result of a vacancy in the position of a regular director with the acceptance of the resignation of Ignacio Sánchez-Asiaín Sanz.

The newly elected regular directors are Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal. Carlos Area Usatorre and José Domingo Eluchans Urenda were also elected to the positions of first and second alternate director, respectively.

The directors will serve three-year terms in their positions.

These events constitute essential information concerning this banking institution and will be made public through an ad to be published in the Diario La Nación newspaper on March 23 of this year.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

Santiago, March 24, 2003
N° 065.03

Santiago Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

This is to inform you that, in a regular shareholders meeting on March 17 of this year, the shareholders of BBVA Banco BHIF adopted the following resolutions:

1. Approval of the Annual Report, the Balance Sheet, the Statement of Income and the External Auditors’ Report for the business year of January 1 to December 31, 2002.

2. Distribution of $20,228,433,512 of the profits from the 2002 business year, which total $20,254,697,960 by distributing a dividend of $56 per share, to the shareholders registered in the respective share registry book five business days prior to April 7, 2003, on which date they will be paid. In other words, the shareholders who are registered in the share registry book by the end of April 1, 2003 will have the right to the dividend payment. This payment will be made in the Preferred Client Bank at the head office of this banking institution, located at Calle Huérfanos N° 1234, Santiago. The meeting resolved to allocate the remaining $26,264,448 to the reserve fund for undistributed profit.

3. Establishment of the amount of the directors’ fees for the 2003 business year. The meeting resolved to set the following monthly fees for the board members, expressed in Unidades de Fomento [Chile’s inflation-indexed pricing unit] and payable at their equivalent in Chilean pesos on the date of payment: 500 Unidades de Fomento for the chairperson, 325 Unidades de Fomento for the vice chairperson, 250 Unidades de Fomento for each regular director and 125 Unidades de Fomento for each alternate director.

The shareholders meeting also resolved that, in the event a director receives fees for functions other than those of his or her position, or in the event that a corporation in which a director holds a majority share receives fees as a result of a contract it has signed with the Bank, the director will only receive, directly or indirectly, either his or her monthly director’s fee or the fee he or she or the company has agreed to for the function other than that of director, whichever is greater, providing the latter contract is still in effect.

4. Establishment of the fees of the Board of Directors Committee and establishment of the expense budget for the 2003 business year. The meeting resolved to set a fee of 20 Unidades de Fomento for attendance at a regular or special meeting and set an expense budget of $25,000,000.

5. Designation of External Auditors for the 2003 business year. The meeting resolved to designate Price Waterhouse Coopers Consultores, Auditores Compañía Limitada as external auditors, with Deloitte & Touche Sociedad de Auditores y Consultores Limitada as second choice, and Ernst & Young (Chile) Auditores - Consultores Limitada as third choice.

6. Designation of private risk-rating companies. The meeting resolved to designate the companies, Feller-Rate, Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada, for ongoing, continuous rating of the publicly-offered securities addressed in Law 18045, Articles 76 and 94 and in accordance with the provisions of the General Banking Act, Article 154, for the period of May 1, 2003 through April 30, 2004.

7. The meeting heard a report on the operations under Law 18046, Article 44, that took place during the 2002 business year.

8. It heard a report on the activities undertaken by the Directors Committee and the fact that this committee had no expenses for the 2002 business year.

9. It heard a report on the expenses of the board of directors for the 2002 business year.

10. Among the other matters appropriate to, and the legal responsibility of, shareholders meetings and in view of the vacancy of a regular director’s position as a result of the resignation of regular director Ignacio Sánchez-Asiaín Sanz, the meeting renewed the entire board of directors. It elected Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal as regular directors; and Carlos Area Usatorre and José Domingo Eluchans Urenda as first and second alternate director, respectively.

Lastly, it heard a report on the essential events occurring during the 2002 business year.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

Santiago, March 24, 2003
N° 066.03

Chile’s Electronic Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

This is to inform you that, in a regular shareholders meeting on March 17, 2003, the shareholders of BBVA Banco BHIF adopted the following resolutions:

1. To change the name of the bank from “BBVA Banco BHIF” to “Banco Bilbao Vizcaya Argentaria, Chile” and to establish the bank’s fantasy name as “BBVA” or BBVA Banco,” and to change Article 1 of its by-laws to reflect this change.

2. To adopt the other resolutions necessary or appropriate to making this change, including amending Article 1 of the by-laws and rewriting its text to incorporate this change.

3. To confer the powers required to carry out the resolutions adopted without waiting for approval of the minutes but only that they be properly signed, to request the necessary authorizations and to accept any suggestions from the competent authorities.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

c.c.: folder
c.c.: file

Santiago, March 24, 2003
N° 067.03

Chile’s Electronic Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

This is to inform you that, in a regular shareholders meeting on March 17, 2003, the shareholders of BBVA Banco BHIF adopted the following resolutions:

1. To change the name of the bank from “BBVA Banco BHIF” to “Banco Bilbao Vizcaya Argentaria, Chile” and to establish the bank’s fantasy name as “BBVA” or BBVA Banco,” and to change Article 1 of its by-laws to reflect this change.

2. To adopt the other resolutions necessary or appropriate to making this change, including amending Article 1 of the by-laws and rewriting its text to incorporate this change.

3. To confer the powers required to carry out the resolutions adopted without waiting for approval of the minutes but only that they be properly signed, to request the necessary authorizations and to accept any suggestions from the competent authorities.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

c.c.: folder
c.c.: file

Santiago, March 24, 2003
N° 068.03

Chile’s Electronic Stock Exchange
Stock Exchange Building
Santiago

Dear Sir or Madam:

This is to inform you that, in a regular shareholders meeting on March 17, 2003, the shareholders of BBVA Banco BHIF adopted the following resolutions:

1. To change the name of the bank from “BBVA Banco BHIF” to “Banco Bilbao Vizcaya Argentaria, Chile” and to establish the bank’s fantasy name as “BBVA” or BBVA Banco,” and to change Article 1 of its by-laws to reflect this change.

2. To adopt the other resolutions necessary or appropriate to making this change, including amending Article 1 of the by-laws and rewriting its text to incorporate this change.

3. To confer the powers required to carry out the resolutions adopted without waiting for approval of the minutes but only that they be properly signed, to request the necessary authorizations and to accept any suggestions from the competent authorities.

Best regards,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Trustee

c.c.: folder
c.c.: file

BBVA BANCO BHIF

ESSENTIAL INFORMATION

BBVA Banco BHIF announces to its clients and to the general public that a regular meeting of its shareholders on March 17, 2003 renewed all nine members of the bank’s Board of Directors. This renewal was the result of a vacancy in the position of a regular director with the acceptance of the resignation of Ignacio Sánchez-Asiaín Sanz.

The newly elected regular directors are Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Alfonso Massu Massu, Antonio Martínez-Jorquera Lloveras, Vitalino Manuel Nafría Aznar, José Said Saffie and Jaime Said Handal.

Carlos Area Usatorre and José Domingo Eluchans Urenda were also elected to the positions of first and second alternate director, respectively.

The directors will serve three-year terms in their positions.

This publication reports essential events within the Bank and is provided in compliance with the provisions of Articles 9 and 10 of Law No. 18.045, and Article 44 of the General Banking Act.

GENERAL MANAGER